SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 24, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: May 25, 2016

Exhibit 99.1

China Distance Education Holdings Limited Reports Second Quarter Fiscal Year 2016

Financial Results

- Revenue Up 8.1% Year-Over-Year to $24.1 Million, In-Line with Guidance -

- Operating Income Up 431.7% Year-Over-Year to $4.6 Million -

- Net Income Up 107.7% Year-Over-Year to $2.5 Million -

BEIJING —May 24, 2016 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the second quarter fiscal year 2016 ended March 31, 2016.

Second Quarter Fiscal 2016 Financial and Operational Highlights

•	Total course enrollments reached 593,000, an increase of 14.9% from the second quarter of fiscal 2015.

•	Cash receipts from online course registration were $28.1 million, a 1.8% decrease from the second quarter of fiscal 2015. Excluding the impact of the depreciation of the Renminbi against the U.S. Dollar, cash receipts from online course registration increased by 2.9% year-over-year.

•	Net revenue increased by 8.1% to $24.1 million from $22.3 million in the prior year period, in-line with the Company’s guidance range of $24.1 million to $25.2 million.

•	Gross profit increased by 22.9% to $13.7 million from $11.2 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 22.7% to $13.8 million from $11.2 million in the prior year period.

•	Gross margin was 56.9%, compared with 50.0% in the prior year period. Non-GAAP[1] gross margin was 57.0%, compared with 50.3% in the prior year period.

•	Operating income increased by 431.7% to $4.6 million from $0.9 million in the prior year period.

•	Non-GAAP[1] operating income increased by 265.3% to $5.1 million from $1.4 million in the prior year period.

•	Net income increased by 107.7% to $2.5 million from $1.2 million in the prior year period.

•	Non-GAAP[1] net income increased by 73.1% to $3.0 million from $1.8 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.073, compared with basic and diluted net income per ADS of $0.034 for the second quarter of fiscal 2015. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.088 and $0.087, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.049 for the second quarter of fiscal 2015.

•	Operating cash inflow decreased by 7.7% to $12.0 million from $13.0 million in the second quarter of fiscal 2015.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “The second quarter revenue growth of 8.1% year-over-year was at the low end of our guidance range. Our revenue growth was primarily led by the healthcare and accounting verticals, and business start-up training services which delivered year-over-year revenue growth of 17.9%, 12.2% and 47.6%, respectively, partially offset by continued weak demand in our engineering and construction vertical, and a decrease in revenue from books and reference materials.

“However, our cash receipts from online course registration in the second quarter decreased by 1.8% year-over-year, primarily due to lower-than-anticipated cash receipts in our healthcare vertical, which decreased by 14.9% year-over-year. We believe the decrease in healthcare cash receipts was attributable to an earlier start to the enrollment season for our National Practicing Medical Doctor Qualification Examination test preparation courses, which kicked-off in the first quarter of fiscal 2016, and a late start to the enrollment season for our National Pharmacist Qualification Examination test preparation courses compared with the year-ago period. This decrease was partially offset by the growth in cash receipts from online course registration in our accounting vertical, which were up 10.4% year-over-year in the second quarter.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

“In March 2016, we entered into a definitive agreement to acquire an 80% equity interest in Xiamen NetinNet Software Co., Ltd. (“Xiamen NetinNet”) for a total consideration of RMB212 million ($32.6 million). Xiamen NetinNet is a leading learning simulation software provider specializing in practical accounting-related learning solutions for colleges and universities in China. We are delighted to announce that the acquisition of Xiamen NetinNet closed in April 2016. The acquisition of Xiamen NetinNet complements our suite of learning solutions for our growing College Cooperation Program, enabling us to offer comprehensive simulation-based learning opportunities to college students to master critical accounting skills. In addition, the acquisition provides both Xiamen NetinNet and us with unique cross-selling opportunities to bolster our business relationships with college partners. As always, we remain focused on providing the highest quality courseware and services to meet our students’ needs as they progress in their careers.” concluded Mr. Zhu.

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “Our cost control initiatives during the second quarter contributed to broad-based margin improvement, as we proactively managed expenses while maintaining operating efficiency. As such, our non-GAAP gross margin increased 670 basis points year-over-year to 57.0%, and our non-GAAP operating margin reached 21.3%, a significant improvement compared with 6.3% in the year-ago period. Our efforts to balance profitability and revenue growth in the second quarter resulted in net margin improvement and non-GAAP diluted EPS growth of 77.6% year-over-year in the second quarter. We also demonstrated prudent use of capital in the quarter to develop our business with the acquisition of Xiamen NetinNet. As we previously disclosed, we anticipate the acquisition to be dilutive to our fiscal 2016 financial results, due to the seasonality of Xiamen NetinNet’s business and amortization of intangibles attributable to the acquisition, yet slightly accretive to our fiscal 2017 financial results, based on our preliminary assessment.

“We expect our third fiscal quarter revenue to decline primarily due to a late start to the enrollment season for our National Pharmacist test preparation courses, and the corresponding decrease in healthcare cash receipts in the second fiscal quarter and in April 2016; together with softer-than-expected accounting cash receipts during the second fiscal quarter and April 2016. We will continue to focus on implementing prudent cost controls to cushion the impact of the anticipated third quarter fiscal 2016 revenue decline on our overall profitability.”

Second Quarter Fiscal 2016 Financial Results

Net Revenue. Total net revenue increased by 8.1% to $24.1 million in the second quarter of fiscal 2016, from $22.3 million in the second quarter of fiscal 2015. Net revenue from online education services, books and reference materials, and other sources contributed 78.7%, 6.5% and 14.8%, respectively, of total net revenues for the second quarter of fiscal 2016.

Online education services. Net revenue from online education services was $19.0 million in the second quarter of fiscal 2016, a 12.2% increase from $16.9 million in the second quarter of fiscal 2015, mainly due to revenue growth in our accounting and healthcare verticals.

Books and reference materials. Net revenue from books and reference materials decreased by 26.1% to $1.6 million in the second quarter of fiscal 2016 from $2.1 million in the second quarter of fiscal 2015.

Others. Net revenue from other sources increased by 9.1% to $3.6 million in the second quarter of fiscal 2016 from $3.3 million in the second quarter of fiscal 2015, mainly due to higher revenue from business start-up training courses.

Cost of Sales. Cost of sales decreased by 6.7% to $10.4 million in the second quarter of fiscal 2016, from $11.2 million in the second quarter of fiscal 2015. Non-GAAP1 cost of sales decreased by 6.6% to $10.4 million in the second quarter of fiscal 2016 from $11.1 million in the second quarter of fiscal 2015. The decrease was mainly due to decreased lecture fees, cost of books and reference materials, and other miscellaneous expenses. This decrease was partially offset by increased salaries and related expenses.

Gross Profit. Gross profit increased by 22.9% to $13.7 million in the second quarter of fiscal 2016 from $11.2 million in the prior year period. Non-GAAP1 gross profit increased by 22.7% to $13.8 million in the second quarter of fiscal 2016 from $11.2 million in the prior year period. Gross margin was 56.9% in the second quarter of fiscal 2016, compared with 50.0% in the second quarter of fiscal 2015. Non-GAAP1 gross margin was 57.0% in the second quarter of fiscal 2016, compared with 50.3% in the second quarter of fiscal 2015.

Operating Expenses. Total operating expenses decreased by 11.9% to $9.1 million in the second quarter of fiscal 2016, from $10.3 million in the prior year period. Non-GAAP1 total operating expenses decreased by 12.2% to $8.7 million in the second quarter of fiscal 2016, from $9.9 million in the prior year period.

Selling expenses. Selling expenses decreased by 27.7% to $5.2 million in the second quarter of fiscal 2016 from $7.3 million in the prior year period. Non-GAAP1 selling expenses decreased by 27.8% to $5.2 million in the second quarter of fiscal 2016 from $7.2 million in the prior year period. The decrease was primarily driven by decreased commissions for the Company’s online distributors, and less spending on marketing and promotional activities. This decrease was partially offset by increased salaries and related expenses.

General and administrative expenses. General and administrative expenses increased by 25.3% to $3.9 million in the second quarter of fiscal 2016 from $3.1 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 30.6% to $3.4 million in the second quarter of fiscal 2016 from $2.6 million in the prior year period. The increase was due to increased professional fees, and other administrative expenses, and a decrease in the reversal of doubtful debts, due to collection, compared to the prior-year period.

Income Tax Expense. Income tax expense increased by 126.3% to $0.7 million in the second quarter of fiscal 2016 from $0.3 million in the prior year period, primarily due to an increase in taxable income.

Net Income. As a result of the foregoing, net income increased by 107.7% to $2.5 million in the second quarter of fiscal 2016 from $1.2 million in the prior year period. Non-GAAP1 net income increased by 73.1% to $3.0 million in the second quarter of fiscal 2016 from $1.8 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 7.7% to $12.0 million in the second quarter of fiscal 2016 from $13.0 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the second quarter of fiscal 2016. The increase in accrued expenses and other liabilities, income tax payable and deferred revenue also contributed to the operating cash inflow. This operating cash inflow was partially offset by the increase in accounts receivable, inventories, prepayment and other current assets, and the decrease in refundable fees.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of March 31, 2016 decreased by 19.8% to $109.0 million from $135.9 million as of December 31, 2015, mainly due to the distribution of dividends of $31.1 million, the repurchase of our ADSs on the open market of $8.2 million, the payment of acquisition deposit for Xiamen NetinNet Software Co., Ltd. of $4.9 million. This decrease was partially offset by cash flow generated from operating activities in the second quarter of $12.0 million and a capital contribution of $4.9 million raised by Zhengbao Yucai from issuing shares to selected employees.

Outlook

For the third quarter of fiscal 2016, the Company expects to generate total net revenues in the range of $27.3 million to $28.8 million, representing a year-over-year decline of approximately 5% to 0%.

For fiscal year 2016, the Company expects to generate total net revenues in the range of $108.2 million to $113.6 million, representing year-over-year growth of approximately 0% to 5%. The Company’s prior fiscal 2016 full year total net revenue guidance range was $124.4 million to $129.8 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on May 25, 2016 to discuss its second quarter fiscal year 2016 financial results and recent developments. The conference call may be accessed by dialing:

United States Toll Free: +1-866-5194-004

International: +65-6713-5090

China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until June 1, 2016 by dialing:

United States Toll Free: +1-855-4525-696

International: +61-2-8199-0299

China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay passcode: 10712104

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The Company also offers third-party developed online courses through its Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2016 and fiscal year 2016 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of the Company’s acquisition of Xiamen NetinNet and the implementation of expense control initiatives and its intended effect on the Company’s net margin improvement) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of the Company’s courses and other products and services; future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; plans to expand and enhance courses and other products and services; the anticipated benefits of listing of Zhengbao Yucai on China’s New Third Board; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2015 (Derived from Audited)	March 31,2016 (Unaudited)
Assets:
Current assets:
Cash and cash equivalents	117,899	92,883
Term deposits	4,720	—
Restricted cash	16,312	16,079
Accounts receivable, net of allowance for doubtful accounts of US$155 and US$158 as of March 31, 2016 and September 30, 2015, respectively	2,800	2,725
Inventories	871	2,070
Prepayment and other current assets	4,853	6,904
Amount due from a related party	103	—
Deferred tax assets, current portion	1,508	1,578
Deferred cost	1,163	975

Total current assets	150,229	123,214
Non-current assets:
Property, plant and equipment, net	12,916	12,517
Goodwill	7,429	7,324
Long-term investment	—	1,939
Other intangible assets, net	1,078	919
Deposit for purchase of non-current assets	93	314
Other non-current assets	2,375	7,276

Total non-current assets	23,891	30,289

Total assets	174,120	153,503

Liabilities and equity:
Current liabilities:
Bank borrowing	16,467	16,536
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$25,547 and US$24,129 as of March 31, 2016 and September 30, 2015, respectively)	25,993	27,669
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,162 and US$3,474 as of March 31, 2016 and September 30, 2015, respectively)	4,453	3,747
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$49,818 and US$29,540 as of March 31, 2016 and September 30, 2015, respectively)	29,563	49,913
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,050 and US$5,245 as of March 31, 2016 and September 30, 2015, respectively)	5,245	1,050

Total current liabilities	81,721	98,915
Non-current liabilities:
Deferred tax liabilities, non-current portion	1,590	1,579

Total non-current liabilities	1,590	1,579

Total liabilities	83,311	100,494

Equity:
Ordinary shares (par value of US$0.0001 per share at March 31, 2016 and September 30, 2015, respectively; Authorized –500,000,000 shares at March 31, 2016 and September 30, 2015, respectively; Issued and outstanding –137,824,809 and 142,406,933 shares at March 31, 2016 and September 30, 2015, respectively)	14	14
Additional paid-in capital	55,598	17,829
Accumulated other comprehensive income	2,735	1,244
Retained Earnings	32,462	28,776

Total China Distance Education Holdings Limited shareholder’s equity	90,809	47,863
Noncontrolling interest	—	5,146

Total equity	90,809	53,009

Total liabilities and equity	174,120	153,503

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2015	2016
Sales, net of business tax, value-added tax and related surcharges:
Online education services	16,930	19,003
Books and reference materials	2,140	1,581
Others	3,266	3,563

Total net revenues	22,336	24,147
Cost of sales
Cost of services	(9,837)	(9,467)
Cost of tangible goods sold	(1,321)	(946)

Total cost of sales	(11,158)	(10,413)
Gross profit	11,178	13,734
Operating expenses
Selling expenses	(7,259)	(5,246)
General and administrative expenses	(3,088)	(3,870)

Total operating expenses	(10,347)	(9,116)
Other operating income	40	13

Operating income	871	4,631
Interest income	780	375
Interest expense	(97)	(155)
Exchange loss	(17)	(1,278)

Income before income taxes	1,537	3,573
Less: Income tax expense	(312)	(706)

Net income	1,225	2,867
Net income attributable to noncontrolling interest	—	(323)

Net income attributable to China Distance Education Holdings Limited	1,225	2,544

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.009	0.018
Diluted	0.009	0.018
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.034	0.073
Diluted	0.034	0.073
Weighted average shares used in calculating net income per share:
Basic	142,753,373	138,762,726
Diluted	143,785,371	139,669,135

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2015	2016
	(Unaudited)	(Unaudited)
Cost of sales	11,158	10,413
Share-based compensation expense in cost of sales	48	40
Non-GAAP cost of sales	11,110	10,373
Selling expenses	7,259	5,246
Share-based compensation expense in selling expenses	25	21
Non-GAAP selling expenses	7,234	5,225
General and administrative expenses	3,088	3,870
Share-based compensation expense in general and administrative expenses	461	440
Non-GAAP general and administrative expenses	2,627	3,430
Gross profit	11,178	13,734
Share-based compensation expenses	48	40
Non-GAAP gross profit	11,226	13,774
Gross profit margin	50.0%	56.9%
Non-GAAP gross profit margin	50.3%	57.0%
Operating income	871	4,631
Share-based compensation expenses	534	501
Non-GAAP operating income	1,405	5,132
Operating margin	3.9%	19.2%
Non-GAAP operating margin	6.3%	21.3%
Net income	1,225	2,544
Share-based compensation expense	534	501
Non-GAAP net income	1,759	3,045
Net income margin	5.5%	10.5%
Non-GAAP net income margin	7.9%	12.6%
Net income per share—basic	0.009	0.018
Net income per share—diluted	0.009	0.018
Non-GAAP net income per share—basic	0.012	0.022
Non-GAAP net income per share—diluted	0.012	0.022
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.034	0.073
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.034	0.073
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.049	0.088
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.049	0.087
Weighted average shares used in calculating basic net income per share	142,753,373	138,762,726
Weighted average shares used in calculating diluted net income per share	143,785,371	139,669,135
Weighted average shares used in calculating basic non-GAAP net income per share	142,753,373	138,762,726
Weighted average shares used in calculating diluted non-GAAP net income per share	143,785,371	139,669,135

Note 1: Each ADS represents four ordinary shares